SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 March 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

25 March 2013

LLOYDS BANKING GROUP PLC
ANNUAL REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2012

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc has submitted today the following documents to the National Storage Mechanism.

·     Annual Report and Accounts 2012
·     Annual Review 2012

These documents will shortly be available for inspection at www.hemscott.com/nsm.do.

A copy of the Annual Report and Accounts 2012 and Annual Review 2012 are available through the 'Financial Performance' page within the 'Investors' section of our website www.lloydsbankinggroup.com
The Annual Report and Accounts 2012 and Annual Review 2012 will be posted to shareholders who have elected to receive them from 28 March 2013.
A further announcement will be made for the Notice of 2013 Annual General Meeting and Form of Proxy.
This announcement also contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement. This information is extracted, in full unedited text, from the Annual Report and Accounts 2012 (the 'Annual Report').  References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Annual Report. The 2012 Results News Release made on 1 March 2013 contained a condensed set of financial statements, the Group Chief Executive's statement and the Group Finance Director's review.

-END-

For further information:

Corporate Affairs
Matt Smith                                                                                         +44 (0)20 7356 3522
Head of Corporate Media
Email:  matt.smith@lloydsbanking.com

Investor Relations
Douglas Radcliffe                                                                             +44 (0)20 7356 1571
Head of Operations & Reporting
Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Appendix 1 - Risk Factors

The principal risks and uncertainties relating to Lloyds Banking Group plc are set out on pages 118 to 124 of the Annual Report.  The following is extracted in full and unedited from the Annual Report.

Principal risks and uncertainties
At present the most significant risks faced by the Group are detailed below. These risks could impact on the success of delivering against the Group's long-term strategic objectives and are aligned to the Group's Risk Drivers. Further detail on the Group's Risk Drivers and how the Group manages risk can be found on page 131. For further information on the economy see pages 19 and 20.

Credit Risk

Definition

Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their obligations (both on or off balance sheet).

Principal risks

Arising mainly in the Retail, Commercial Banking, and Wealth, Asset Finance and International divisions, reflecting the risks inherent in the Group's lending activities and, to a lesser extent in the Insurance business in respect of investment holdings and exposures to reinsurers. Adverse changes in the credit quality of the Group's UK and/or international borrowers and counterparties, or in their behaviour, would be expected to reduce the value of the Group's assets and increase the Group's write-downs and allowances for impairment losses. Credit risk can be affected by a range of macroeconomic environment and other factors, including, inter alia, increased unemployment, reduced asset values, lower consumer spending, increased personal or corporate insolvency levels, reduced corporate profits, increased interest rates and/or higher tenant defaults.

Over the last five years, the global banking crisis and economic downturn has driven cyclically high bad debt charges, especially in the Group's legacy HBOS portfolios, arising from the Group's lending to both retail (including those in Wealth, Asset Finance and International Division) and commercial customers (including those in Wealth, Asset Finance and International Division). Group portfolios will remain strongly linked to the economic environment, with inter alia house price falls, unemployment increases, consumer over-indebtedness and rising interest rates being possible impacts to the Group's exposures. The Group has exposure to commercial customers in both the UK and internationally, including Europe and Ireland, particularly related to commercial real estate lending, where the Group has a high level of lending secured on secondary and tertiary assets. The possibility of further economic downside risk remains.

Mitigating actions

The Group takes many mitigating actions with respect to this principal risk. The Group manages its credit risk in a variety of ways such as:

- through prudent and through the cycle credit risk appetite and policies;
- clearly defined levels of authority (including, independently sanctioned and controlled credit limits for commercial customers and counterparties, sound credit scoring models and credit policies for retail customers);
- robust credit processes and controls; and
- well-established Group and Divisional committees that ensure distressed and impaired loans are identified, considered, controlled and appropriately escalated and appropriately impaired (taking account of the Group's latest view of current and expected market conditions, as well as refinancing risk).

Reviews are undertaken at least quarterly and incorporate internal and external audit review and challenge.

Conduct Risk

Definition

Conduct risk is defined as the risk of customer detriment or censure and/or a reduction in earnings/value, through financial or reputational loss, from inappropriate or poor customer treatment or business conduct.

Principal risks

Conduct risk and how the Group manages its customer relationships affect all aspects of the Group's operations and are closely aligned with achievement of the Group's strategic vision to be the best bank for customers. As a provider of a wide range of financial services products across different brands and numerous distribution channels to an extremely broad and varied customer base, and as a participant in market activities the Group faces significant conduct risks, such as: products or services not meeting the needs of its customers; sales processes which could result in selling products to customers which do not meet their needs; failure to deal with a customer's complaint effectively where the Group has got it wrong and not met customer expectations; behaviours which do not meet market standards.

There remains a high level of scrutiny regarding financial institutions' treatment of customers and business conduct from regulatory bodies, the media and politicians. The FSA in particular continues to drive focus on conduct of business activities through its supervision activity.

There is a risk that certain aspects of the Group's business may be determined by the FSA, other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or fair and reasonable treatment in their opinion. The Group may also be liable for damages to third parties harmed by the conduct of its business.

Mitigating actions

The Group takes many mitigating actions with respect to this principal risk; key examples include:

- The Group's Conduct Strategy and supporting framework have been designed to support its vision and strategic aim to put the customer at the heart of everything it does. The Group has developed and implemented a framework to enable it to deliver the right outcomes for its customers, which is supported by policies and standards in key areas, including product governance, customer treatment, sales, responsible lending, customers in financial difficulties, claims and complaints handling.
- The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns. The Group develops colleagues' awareness of these and other expected standards of conduct through these and other policies and standards and codes of responsibility. It also undertakes root cause analysis of complaints and makes use of technology and metrics to facilitate earlier detection and mitigation of conduct issues.

Market Risk

Definition

Market risk is defined as the risk that unfavourable market moves (including changes in and increased volatility of interest rates, market-implied inflation rates, credit spreads and prices for bonds, foreign exchange rates, equity, property and commodity prices and other instruments), lead to reductions in earnings and/or value.

Principal risks

The Group has a number of market risks, the principal ones being:

- Interest rate risk: This risk to the Group's banking income arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates. A further related risk arises from the level of interest rates and the margin of interbank rates over central bank rates.
- Equity risk: This risk arises from movements in equity market prices. The main equity market risks arise in the Insurance business and defined benefit pension schemes.
- Credit spread risk: This risk arises when the market perception of the creditworthiness of a particular counterparty changes. The main credit spread exposure arises in the Insurance business, defined benefit pension schemes and banking businesses.

Mitigating actions

Market risk is managed within a Board approved framework using a range of metrics to monitor the Group's profile against its stated appetite and potential market conditions.

High level market risk exposure is reported regularly to appropriate committees for monitoring and oversight by senior management.

A variety of risk measures are used such as:

- Sensitivity based measures (e.g. sensitivity to 1 basis point move in interest rates)
- Percentile based measures (e.g. Value at Risk)
- Scenario/stress based measures (e.g. single factor stresses, macroeconomic scenarios)

In addition, profit and loss triggers are used in the Trading Books in order to ensure that mitigating action is discussed if profit and loss becomes volatile.

- Interest rate risk: Exposure arising from the different repricing characteristics of the Group's non-trading assets and liabilities, and from the mismatch between interest rate insensitive assets and interest rate sensitive liabilities, is managed centrally. Matching assets and liabilities are offset against each other and interest rate swaps are also used to manage the residual exposure to within the non-traded market risk appetite. Exposure arising from the margin of interbank rates over central bank rates is monitored and managed within the non-traded market risk appetite through appropriate hedging activity.
- Equity and credit spread risk: The Group continues to liaise with defined benefit pension scheme Trustees with regard to appropriately de-risking the pension scheme portfolio.

Operational Risk

Definition

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Principal risks

The principal operational risks currently facing the Group are:

- IT systems and resilience: The risk of loss resulting from the failure to develop, deliver or maintain effective IT solutions. The resilience of IT in terms of its availability to customers and colleagues is of paramount importance to the Group.
- Information security: The risk of information leakage, loss or theft. The threat profile is rapidly changing; in particular increasingly sophisticated attacks by cybercrime groups.
- External fraud: The risk of loss to the Group and/or its customers resulting from an act of deception or omission.
- Customer process: The risk of new issues, process weaknesses and control deficiencies within the Group's customer facing processes as the business continues to evolve.

Mitigating actions

The Group operates a robust control environment with regular review and enhancement. Contingency plans are maintained for a range of potential scenarios with a regime of disaster recovery exercises, both Group specific and industry wide. Significant investment has been made in IT infrastructure and systems to ensure their resilience and to enhance the services they support, in recognition of the importance of the ongoing availability of the Group's services both to its customers and to the wider UK financial infrastructure. The Group continues to invest in IT and information security control environments including user access management and records management to address evolving threats.

The Group adopts a risk based approach to external fraud management, reflecting the current and emerging external fraud risks within the market. This approach drives an annual programme of enhancements to the Group's technology, process and people related controls; with emphasis on preventative controls, supported by real time detective controls - wherever feasible. The Group has developed a mature and robust fraud operating model with centralised accountability established, discharged via Group wide policies and operational control frameworks. The Group's fraud awareness programme is a key component of its fraud control environment; in 2012 a Group wide awareness campaign was launched specifically addressing the emerging 'cyber' threats and the role that the Group's colleagues play in helping to keep its customers safe and secure.

Material operational risks are reported regularly to appropriate committees, attracting senior management visibility, and are managed via a range of strategies - avoidance, mitigation, transfer (including insurance), and acceptance.

People Risk

Definition

People risk is defined as the risk that the Group fails to lead, manage and enable colleagues to deliver to customers, shareholders and regulators leading to reductions in earnings and/or value.

Principal risks

The Group has a strategic aim to be the best bank for customers; it is committed to addressing issues within the business that could contribute to customers receiving unfair outcomes. The Group believes the quality, effectiveness and engagement of its people are fundamental to its successful delivery of this strategy. This belief coincides with the increasing external focus on the culture which underpins the performance and behaviour of employees in the development and delivery of fair outcomes to customers.

Consequently, the Group's management of material people risks is critical to its capacity to deliver against its strategic objectives. Over the coming twelve months the Group's ability to manage people risks successfully is likely to be affected by the following  factors:

- The Group's continuing structural consolidation and the sale of part of its branch network under Project Verde may disrupt its ability to lead and manage its people effectively in some areas;
- The developing and increasingly rigorous and intrusive regulatory environment may challenge the Group's people strategy, remuneration practices and retention; and
- Negative political and media attention on banking sector culture, sales practices and ethical conduct may impact colleague engagement, investor sentiment and the Group's cost base.

Mitigating actions

The Group takes many mitigating actions with respect to people risk. Key examples include:

- Focusing on strengthening the risk-based culture amongst colleagues by developing and delivering a number of initiatives that reinforce risk-based behaviours to generate the best possible outcomes for customers and colleagues;
- Continuing to ensure strong management of the impact of organisational change and consolidation on colleagues;
- Embedding our Codes of Personal and Business Responsibility across the Group;
- Reviewing and developing incentives continually to ensure they promote colleagues' behaviours that meet customer needs and regulatory expectations;
- Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;
- Maintaining focus on people risk management across the Group; and
- Ensuring compliance with legal and regulatory requirements related to Approved Persons and the Remuneration Code, and embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities.

Liquidity and Funding Risk

Definition

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

Principal risks

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets. Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted. The key dependencies on successfully funding the Group's balance sheet include:

- Continued functioning of the money and capital markets.
- The continuation of the Group's strategy of right-sizing the balance sheet and development of the retail deposit base which has led to a significant reduction in the wholesale funding requirement over the past year.
- Limited further deterioration in the UK's and the Group's credit rating. In June 2012 the Group experienced a one notch downgrade in its long-term rating from Moody's, following the agency's review of 114 European banks. The impact that the Group experienced following the downgrade was not material and was consistent with the modelled outcomes based on the stress testing framework. Similarly, the internal stress testing framework indicates that Moody's one notch downgrade of the UK's credit rating, announced on 22 February 2013, will not have a material impact on the Group's liquidity and funding positions; and
- No significant or sudden withdrawal of customer deposits.

Mitigating actions

Liquidity and funding risk appetite for the banking businesses is set by the Board and this statement of the Group's overall appetite for liquidity risk is reviewed and approved annually by the Board.

- The Group's  liquidity and  funding position is underpinned by its significant customer deposit base, and has been supported by stable funding from the wholesale markets with a reduced dependence on short-term wholesale funding;
- At 31 December 2012, the Group had £205 billion of highly liquid unencumbered assets in its liquidity portfolio which are available to meet cash and collateral outflows;
- Daily monitoring and control processes are in place to address regulatory liquidity requirements. The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group;
- The Group carries out stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA, on an ongoing basis. The Group's liquidity risk appetite is also calibrated against a number of stressed liquidity metrics; and
- The Group has a contingency funding plan embedded within the Group Liquidity Policy which has been designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing.

Insurance Risk

Definition

Insurance risk is defined as the risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value.

Principal risks

The major sources of insurance risk are within the Insurance business and the Group's defined benefit pension schemes. Insurance risk is inherent in the Insurance business and can be affected by customer behaviour. Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment. The primary insurance risk of the Group's defined benefit pension schemes is related to longevity.

Insurance risk has the potential to significantly impact the earnings and capital position of the Insurance business of the Group. For the Group's defined benefit pension schemes, insurance risk could significantly increase the cost of pension provision and impact the balance sheet of the Group.

Mitigating actions

The Group takes many mitigating actions with respect to this principal risk, key examples include:

- Actuarial assumptions are reviewed in line with experience and in-depth reviews are conducted regularly. Longevity assumptions for the Group's defined benefit pension schemes are reviewed annually together with other IFRS assumptions. Expert judgement is required; and
- Insurance risk is controlled by robust processes including underwriting, pricing-to-risk, claims management, reinsurance and other risk mitigation techniques.

Insurance risk is reported regularly to appropriate committees and boards.

State Funding and State Aid is not considered as one of the Group's Risk Drivers; however the Group does consider State Funding and State Aid to be a Principal Risk.

State Funding and State Aid

Principal risks

HM Treasury currently holds 39.2 per cent of the Group's ordinary share capital. United Kingdom Financial Investments Limited (UKFI), as manager of HM Treasury's shareholding, continues to operate in line with the framework document between UKFI and HM Treasury, managing the investment in the Group on a commercial basis without interference in day-to-day management decisions. There is a risk that a change in Government priorities could result in the framework agreement currently in place being replaced leading to interference in the operations of the Group.

In addition, the Group is subject to European Union State Aid obligations in line with the Restructuring Plan agreed with HM Treasury and the EU College of Commissioners in November 2009, which is designed to support the long-term viability of the Group and remedy any distortion of competition and trade in the European Union (EU) arising from the State Aid given to the Group. This has placed a number of requirements on the Group including an asset reduction target from a defined pool of assets by the end of 2014, known as Project Atlantic, and the divestment of certain portions of its Retail business by the end of November 2013, known as Project Verde. There is a risk that if the Group does not deliver its divestment commitments by November 2013, a Divesture Trustee would be appointed to dispose of the divestment, which could be sold at a negative price.

Mitigating actions

The Group has received no indications that the Government intends to change the existing operating arrangements with regard to the role of UKFI and engagement with the Group.

The Group continues to make good progress in respect to its State Aid commitments. In line with the strengthening of the balance sheet, the Group has made excellent progress against its asset reduction commitment and reached the reduction total required in December 2012, two years ahead of the mandated completion date. The Group is currently working with the European Commission to achieve formal release from this commitment.

On 19 July 2012 the Group announced that it had agreed non-binding heads of terms with The Co-operative Group (the Co-operative) for the disposal of the Verde business. The Group continues to work with the Co-operative to agree a sale and purchase agreement, with completion of the divestment expected by the end of November 2013. The Group has also undertaken planning for an Initial Public Offering (IPO) of the Verde business, should this be required as a fallback option. The Verde business will be rebranded and operating on a standalone basis within Lloyds Banking Group during 2013 and available for sale to another third party as a further fallback option.

The Group continues to work closely with the FSA, EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission to ensure the successful implementation of the restructuring plan and mitigate customer impact.

Appendix 2 - Related Party Transactions

The following statements regarding related party transactions of Lloyds Banking Group plc are set out on pages 298 to 301 of the Annual Report.  The following is extracted in full and unedited form from the Annual Report.

Note 52: Related party transactions

Key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group's key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2012	2011	2010
	£m	£m	£m
Compensation
Salaries and other short-term benefits	12	12	7
Post-employment benefits	-	-	2
Share-based payments	13	11	8
Total compensation	25	23	17

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.1 million (2011: £0.2 million; 2010: £0.4 million).

	2012	2011	2010
	million	million	million
Share option plans
At 1 January	22	6	2
Granted, including certain adjustments1 (includes entitlements of appointed key management personnel)	8	20	4
Exercised/lapsed (includes entitlements of former key management personnel)	(5)	(4)	-
At 31 December	25	22	6
12010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group's 2009 capital raising activities.

	2012	2011	2010
	million	million	million
Share plans
At 1 January	58	56	19
Granted, including certain adjustments1 (includes entitlements of appointed key management personnel)	45	35	39
Exercised/lapsed (includes entitlements of former key management personnel)	(33)	(33)	(2)
At 31 December	70	58	56

12010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group's 2009 capital raising activities.

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2012	2011	2010
	£m	£m	£m
Loans
At 1 January	3	3	2
Advanced (includes loans of appointed key management personnel)	3	1	2
Repayments (includes loans of former key management personnel)	(4)	(1)	(1)
At 31 December	2	3	3

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 2.5 per cent and 29.95 per cent in 2012 (2011: 1.09 per cent and 27.5 per cent; 2010: 0.5 per cent and 17.90 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2011 and 2010: £nil).

	2012	2011	2010
	£m	£m	£m
Deposits
At 1 January	6	4	4
Placed (includes deposits of appointed key management personnel)	39	17	12
Withdrawn (includes deposits of former key management personnel)	(35)	(15)	(12)
At 31 December	10	6	4

Deposits placed by key management personnel attracted interest rates of up to 3.8 per cent (2011: 5 per cent; 2010: 4.25 per cent).

At 31 December 2012, the Group did not provide any guarantees in respect of key management personnel (2011 and 2010: none).

At 31 December 2012, transactions, arrangements and agreements entered into by the Group's banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £1 million with five directors and three connected persons (2011: £3 million with four directors and three connected persons; 2010: £2 million with six directors and four connected persons).

Subsidiaries
Details of the principal subsidiaries are given in note 9 to the parent company financial statements. In accordance with IAS 27 Consolidated and separate ﬁnancial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

UK Government
In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. At 31 December 2012, HM Treasury held a 39.2 per cent (2011: 40.2 per cent) interest in the Company's ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2012.

From 1 January 2011, in accordance with IAS 24, UK Government-controlled entities became related parties of the Group. The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

Since 31 December 2011, the Group has had the following significant transactions with the UK Government or UK Government-related entities:

Government and central bank facilities
During the year ended 31 December 2012, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

Credit guarantee scheme
HM Treasury launched the Credit Guarantee Scheme in October 2008. The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010. At 31 December 2011, the Group had £23.5 billion of debt in issue under the Credit Guarantee Scheme but this was all repaid during 2012. During the year ended 31 December 2012, fees of £59 million paid to HM Treasury in respect of guaranteed funding were included in the Group's income statement (2011: £291 million).

National Loan Guarantee Scheme
The Group is participating in the UK Government's National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group's existing lending criteria. Eligible businesses who take up the funding benefit from a 1 per cent discount on their funding rate for a certain period of time.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers' Association's Business Taskforce Report of October 2010. At 31 December 2012, the Group had invested £50 million (2011: £20 million) in the Business Growth Fund and carried the investment at a fair value of £44 million (2011: £16 million).

Big Society Capital
In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund. The Fund was officially launched on 3 April 2012 and the Group invested £12 million in the Fund during 2012.

Funding for Lending
In August 2012 the Group announced its support for the UK Government's Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. The Group drew down £3.0 billion during 2012.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
Other than the transactions referred to above, there were no other significant transactions with the UK Government and UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions

Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2012, customer deposits of £129 million (2011: £63 million) and investment and insurance contract liabilities of £1,213 million (2011: £928 million) related to the Group's pension funds.

Open Ended Investment Companies (OEICs)
The Group manages 244 (2011: 249) OEICs, and of these 136 (2011: 142) are consolidated. The Group invested £1,563 million (2011: £1,283 million) and redeemed £1,690 million (2011: £884 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £6,479 million (2011: £4,431 million) at 31 December. The Group earned fees of £325 million from the unconsolidated OEICs during 2012 (2011: £318 million).

Joint ventures and associates
The Group provides both administration and processing services to its principal joint venture, Sainsbury's Bank plc. The amounts receivable by the Group during the year were £32 million (2011: £21 million), of which £16 million was outstanding at 31 December 2012 (2011: £10 million). At 31 December 2012, Sainsbury's Bank plc also had balances with the Group that were included in loans and advances to banks of £1,229 million (2011: £1,173 million), deposits by banks of £1,268 million (2011: £780 million) and trading liabilities of £nil (2011: £340 million).

At 31 December 2012 there were loans and advances to customers of £3,424 million (2011: £5,185 million) outstanding and balances within customer deposits of £45 million (2011: £88 million) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2012, these companies had total assets of approximately £10,759 million (2011: £11,500 million), total liabilities of approximately £10,956 million (2011: £10,807 million) and for the year ended 31 December 2012 had turnover of approximately £8,169 million (2011: £7,376 million) and made a net loss of approximately £488 million (2011: net loss of £83 million). In addition, the Group has provided £5,146 million (2011: £5,767 million) of financing to these companies on which it received £208 million (2011: £106 million) of interest income in the year.

Appendix 3 - Directors' Responsibility Statement

The following statement is extracted from page 84 of the Annual Report.  This statement relates solely to the Annual Report and is not connected to the extracted information set out in this announcement or the 2012 Results News Release dated 1 March 2013.

Statement of directors' responsibilities

The Directors are responsible for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group and parent Company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; and state whether applicable IFRSs as adopted by the European Union have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the directors' remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements is placed on our website www.lloydsbankinggroup.com. The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the current Directors, who are in office and whose names and functions are listed on pages 78 and 79 of this annual report, confirm that, to the best of his or her knowledge:
- the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and Group; and
- the management report contained in the business review includes a fair review of the development and performance of the business and the position of the Company and Group, together with a description of the principal risks and uncertainties that they face.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 25 March 2013